Question#77, Item-C

A Special meeting of Shareholders of the Style Select Series, Inc. (the "Fund") was held on August 15, 2002. The Large-Cap Growth Portfolio and Mid-Cap
Growth Portfolio of the Fund voted in favor of adopting the following proposals.

1. To approve the reorganization providing for the acquisition of all of the assets and liabilities of the Style Select Large-Cap Growth Portfolio and Mid-Cap Growth Portfolio by the Style Select Focused Large-Cap Growth Portfolio and the Style Select Focused Multi-Cap Growth Portfolio respectively.

Votes in
Votes
Votes
Name of Portfolio	     Against        Abstained	Favor of

Large-Cap Growth Portfolio   2,964,696	110,078		240,967
Mid-Cap Growth Portfolio	     4,761,705	158,382		247,216


2. To transact such other business as properly may come before the Meeting or any adjournment thereof.